June 9, 1995


EDGAR

Securities and Exchange Commission
Washington, DC  20549

Gentlemen:

	Enclosed on behalf of MacKay-Shields Financial Corporation is an amendment to
 Schedule 13G setting forth information with respect to the following security:

	Caldor Inc., Common Stock

	Would you please acknowledge receipt of the enclosed document by affirmation number.


					Very truly yours,

					MACKAY-SHIELDS FINANCIAL CORPORATION


					By___________________________________
							    General Counsel


Enclosures






SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*


				Caldor Inc.
(Name of issuer)

				Common Stock
(Title of Class of Securities)

				12878710
(CUSIP Number)


	Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class
 .) (See Rule 13d-7.)

	*The remainder of this cover page shall be filled out for a reporting person
's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
 Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




(Continued on following page(s))
Page 1 of _6__ Pages

CUSIP No.  __12878710  ________		13G		  Page __2__ of __6__  Pages
1	NAME OF REPORTING PERSON	S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE
 PERSON		MacKay-Shields Financial Corporation			13-26316812
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)
											(b)
		Not Applicable
3	SEC USE ONLY4	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware (United States)

	NUMBER OF	         5	       SOLE VOTING POWERSHARES			Not Applicable
BENEFICIALLY      6	       SHARED VOTING POWEROWNED BY			  1,677,400    (See
Item 4a on page 4)				EACH		        7	       SOLE DISPOSITIVE POWERREPORTING
			Not ApplicablePERSON	       8          SHARED DISPOSITIVE POWERWITH
	1,677,400		9 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,677,40010	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES*			Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	10.1%  (See Item 4a on page 4)
12	TYPE OF REPORTING PERSON*		IA*SEE INSTRUCTION BEFORE FILLING OUT!SCHEDULE
13GSECURITIES AND EXCHANGE COMMISSIONWashington, D.C. 20549Under the
Securities Exchange Act of 1934ITEM 1 (a)	Name of Issuer:		Caldor Inc.
ITEM 1 (b)	Address of Issuer's Principal Executive Offices:			20 Glover
 Avenue										Norwalk, CT 06856-5620						ITEM 2 (a)	Name of Person
Filing:		MacKay-Shields Financial Corporation
ITEM 2  (b)	Address of Principal Business Office:
		9 West 57th Street
		New York, NY 10019
ITEM 2 (c)	Citizenship:
		United States
ITEM 2 (d)	Title of Class of Securities:
		Common Stock
ITEM 2 (e)	CUSIP Number:
		12878710

ITEM 3. If this statement is filed pursuant to Rules 13d-1 (b), or 13d-2(b),
check whether 	the person filing is a:

(a)    [  ]	Broker or Dealer registered under Section 15 of the Act
(b)    [  ]	Bank as defined in section 3(a)(6) of the Act
(c)    [  ]	Insurance Company as defined in section 3(a)(19) of the Act
(d)    [  ]	Investment Company registered under section 8 of the Investment
Company Act
(e)    [X]	Investment adviser registered under Section 203 of the Investment
 Advisers Act of 1940
(f[  ]	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
 section 240.13d-1 (b)(1)(ii)(F)


Page _3_  of  _6_  Pages

SCHEDULE 13G cont.


(g)    [  ]	Parent Holding Company, in accordance with section 240.13d-l(b)(ii)
(G)
	(Note: See Item 7)
(h)    [  ]	Group, in accordance with section 240.13d-1 (b)(1)(ii)(H)


ITEM 4.            Ownership.

 the percent of the class owned, as of December 31 of the year covered by the
	statement, or as of the last day of any month described in Rule 13d-l(b)(2),
 if 	applicable, exceeds five percent, provide the following information as of
 that date and 	identify those shares which there is a right to acquire.

	(a)	Amount Beneficially Owned:

		1,677,400.



	(b)	Percent of Class:
		10.1%


	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote

			Not Applicable

		(ii)	shared power to vote or to direct the vote

			1,677,400

		(iii) 	sole power to dispose or to direct the disposition of

			Not Applicable

		(iv)	shared power to dispose or to direct the disposition of


			1,677,400




Page  _4_  of  _6_  Pages


SCHEDULE 13G cont.


ITEM 5.            Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof
the	reporting person has ceased to be the beneficial owner of more than five
 percent of 	the class of securities, check the following [  ].

	Not Applicable


ITEM 6.		Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to
direct	the receipt of dividends from, or the proceeds from the sale of, such
securities, a	statement to that effect should be included in response to this
item and, if such	interest relates to more than five percent of the class,
such person should be	identified. A listing of the shareholders of an
investment company registered under the Investment Company Act of 1940 or the
 beneficiaries of employee benefit plan, 	pension fun

Clients of the filing investment manager have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of
the	sale of, such securities. No interest of any such clients relates to more
 than 	5% of the class.


ITEM 7.		 Identification and Classification of the Subsidiary Which Acquired the
 Security 			Being Reported on By the Parent Holding Company.

If a parent holding company has filed this Form, so indicate under Item 3 (g) and attach an exhibit stating the identity and the Item 3 classification of
the relevant 	subsidiary, and, if applicable, a separate exhibit furnishing
the information called for	by Rule 13d-l(b)(1)(ii)(G) with respect to
non-qualified subsidiaries.

	Not Applicable


ITEM 8.		 Identification and Classification of Members of the Group.

If a group has filed this Schedule, so indicate under Item 3(h) and attach
an	exhibit stating the identity and Item 3 classification of each member of the group.

	Not Applicable



Page __5_  of _6__  Pages



SCHEDULE 13G cont.



ITEM 9.		Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date
of	the dissolution and that all further filings with respect to transactions
in the security	reported on will be filed, if required, by members of the
group, in their individual 	capacity.  See Item 5.

		Not Applicable


ITEM 10.		Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business
and were	not acquired for the purpose of and do not have the effect of
changing or influencing	the control of the issuer of such securities and were
not acquired in connection with 	or as a participant in any transaction
having such purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		June 9, 1995


Signature:


Name/Title:		Jeffry B. Platt, General Counsel













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